Annual Report for Kare Mobile Incorporated ("Kare Mobile")

The Company

1. **What is the name of the issuer?**

Kare Mobile Incorporated

Eligibility

2. **The following are true for Kare Mobile Incorporated:**

   ▪ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   ▪ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   ▪ Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   ▪ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   ▪ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   ▪ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

Kwane Watson

Professional Experience: Kwane Watson is our Founder and Chief Executive Officer. Community Dental dental director for the state of Kentucky, 2/16 to present. Oversee all aspects of the clinical experience, train staff and perform management duties for practices in Kentucky. Watson PSC dba West Louisville Dental Center owner, 10/99 to present. Dentist/Management. Manage day to day marketing, human resources, accounting as well as provide dental services in the largest dental practice in the west end of Louisville. Increased revenue 300 percent since purchase. BMW

Investments LLC managing partner. 4/02 to present. 17,000 square foot commercial development. Owner/Management. Purchased property for $365,000 in 2002. Renovated and secured tenants such as Social Security Administration and Cypress Medical Center. Increased property value to 2.5 million in 2006. Divine Care. Owner. 3/13 to present We provide residential and adult day services for individuals with intellectual and physical disabilities. Currently manage 5 homes. Education: Doctor of Dental Medicine from August 1991 – May 1999, University of Kentucky. Academy of GP Orthodontics in June 2006, Associate Fellow.

Michael Kelley

At Kare, Michael is the Director of Technology. Professional Experience: Parker Hannifin Corporation, Global Account Manager, 3/2014 – Present. Managed $80M in Revenue. Territory Sales Manager Southeast- 2/2011-3/2014. Managed OEM and Wholesale Accounts. Ingersoll Rand Corporation, Product Development Engineer- 6/2006 – 1/2011 Ford Motor Company, Product Development Engineer, 6/1999 – 6/2006 Education: Vanderbilt University, Masters of Science- Mechanical Engineering 6/1999 University of Oklahoma, Bachelor of Science- Mechanical Engineering 12/1996

Nandaka Jayaweera

Nandaka is our Regional Dental Director. He is also the owner dentist of Gentle Excellence Dental, located in Louisville, KY. Dr. Jayaweera was born in Colombo, Sri Lanka and moved to New Delhi, India for his high school education with his parents. He then attended Kent State University, in Kent, OH where he graduated with a degree in Mathematics. Nandaka then moved with his family and children to Louisville, KY in 1990 and worked several jobs before enrolling at the University of Louisville Dental School. Upon graduation he worked at Smiles on Meeting Street prior to buying and expanding his practice at Gentle Excellence Dental. He enjoys all aspects of dentistry and volunteers regularly with several nonprofit community clinics such as Remote Area Medical and Dental. 3-year Work History: Gentle Excellence Dental, owner/dentist, 2015-present

Brittany Becker

Brittany serves as our Chief Operating Officer. Brittany has thirteen years experience in dental office operations. While working full time managing a million-dollar dental practice, she obtained her MBA from Jacksonville State University in 2008. Since then she has worked in multiple states performing key functions for different multi-practice dental organizations. Because of this she has contacts across the country in the dental industry. Most recently she was the Director of Business Integration for a national dental company. She brings with her knowledge of not only how different dental offices function, but also the common areas in which they all need improvement. 3-year work history: Dentaquest; Operations Manager, Kentucky; 5/2014 - 10/2017

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family,**

through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a cotrustee) t hey should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Kwane Watson

Securities: 1,279,046

Class: Common Stock

Voting Power: 45.9%

Brittany Becker

Securities: 609,378

Class: Common Stock

Voting Power: 21.9%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Kare Mobile is a technology company with a focus on improving access to care. The first phase of the company focuses on dentistry, with a mobile application that is designed to decrease the inefficiencies that currently exist in providing dental appointments for the uninsured and underinsured of America. Kare Mobile's software connects patients to the optimum provider for same day appointments using a variety of proprietary factors. We are revolutionizing the healthcare process. The company also has a provisional patient for an intraoral camera that we plan to develop in the second phase to integrate with the mobile application to improve diagnosis and access outcomes, especially in remote and rural areas. We plan to generate revenue by obtaining strategic partnerships with Fortune 500 insurance companies and marketing our application to their participants. We do not expect to achieve profitability from the application in the next 18 months and intend to focus on brand marketing, customer experience, and product development. We have a mutual NDA with a large insurance company, that we plan to partner with.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Material factors that make an investment in Kare Mobile Incorporated speculative or risky:

1. Successful development of our products is uncertain. Changes in employment laws, or regulation could harm our performance. We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safegurads required of public companies. We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes in the US

2. Health care industry is highly regulated. If we fail to comply with these regulatory requirements, or if allegations are made that we failed to comply, our operations and financial condition could be adversely affected.

3. Political, economic and regulatory influences are subjecting the healthcare industry to potential fundamental changes that could substantially affect our results and operations. Privacy laws and regulations could restrict the ability of our customers to obtain, use or disseminate patient information, or could require us to incur significant additional cost to re-design our products.

4. If the Company is unable to raise additional capital on acceptable terms, it may be unable to complete planned research and development or commercialize its products. The Company will require substantial future capital in order to continue to conduct the research and development and new product development necessary to bring current and future products to market. There can be no assurance that additional funding will be available on acceptable terms. Failure to satisfy our capital requirements will adversely affect the Company's business, financial condition and results of operations because the Company would be left without the capital required to complete product development, obtain regulatory approvals, or establish sales, marketing and manufacturing capabilities.

5. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

6. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a liquidation event occurs.

7. We could be liable for breaches of security on our website, fraudulent activities of our users, or the failure of third party vendors to deliver credit card transaction processing services. A fundamental requirement for operating an Internet-based business is the secure transmission of confidential information and media over public networks. Although we design our systems and processes to protect consumer information and prevent fraudulent credit card transactions and other security breaches, failure to mitigate such fraud or breaches may adversely affect our operating results.

8. Maintaining our reputation is critical to our ability to attract and retain clients, and our failure, or perceived failure, to appropriately operate our business or deal with matters that give rise to reputation risk may materially and adversely harm our business, prospects and results of operations. Our failure to deliver appropriate standards of service and quality could result in customer dissatisfaction, litigation and heightened regulatory scrutiny, all of which can lead to lost revenue, higher operating costs and harm to our reputation. Further, negative publicity regarding us, whether or not true, may be detrimental to our business.

9. Information provided concerning this Offering and the Company's business may contain forward-looking statements, which reflect management's current view with respect to future events and the Company's performance. Such forward-looking statements may include projections with respect to market size and acceptance, revenues and earnings, marketing and sales strategies, and business operations. The Company operates in a highly competitive business environment. The Company's business is and will continue to be affected by government regulation, economic, political and social conditions, consumer response to new

and existing products and services, technological developments and, particularly in view of new technologies, the ability to protect intellectual property rights. The Company's actual results could differ materially from management's expectations because of changes in such factors. Other factors and risks could also cause actual results to differ from those contained in forwardlooking st atements. Due to such uncertainties and the risk factors set forth herein, prospective investors are cautioned not to place undue reliance upon such forward-looking statements.

Ownership and Capital Structure

Do the securities offered have voting rights?

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

Are there any limitations on any voting or other rights identified above?

You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

Restrictions on Transfer of the Securities Offered

The securities offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:
▪ to the issuer;
▪ to an accredited investor;
▪ as part of an offering registered with the U.S. Securities and Exchange Commission; or
▪ to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	10,000,000	2,785,455	Yes	

Options, Warrants and Other Rights

None.

How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

None of the Company's existing debt is convertible into equity, and there are no warrants, options or other convertible instruments outstanding.

Are there any differences not reflected above between the securities offered and each other class of security of the issuer?

No.

18. **How could the exercise of rights held by the principal owners identified above affect the purchasers of Securities being offered?**

Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The holder of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

What are the risks to purchasers associated with corporate actions including:

additional issuances of securities, issuer repurchases of securities,
a sale of the issuer or of assets of the issuer or transactions with related parties?

• The issuance of additional shares of our common stock will dilute the ownership of the Netcapital investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuance of securities. • If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our membership units would decline. • A sale of the company or of the assets of the company may result in an entire loss of your investment. We cannot predict the market value of the company or its assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. The company currently has negative net worth (our liabilities exceed our assets) and it is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. • We may need to renegotiate our related-party debt if our related-party lenders demand that we begin making principal or interest payments. Any renegotiation may be on less favorable terms or may require that we refinance the related-party debt. We may need to raise additional funds through public or private debt or sale of equity to pay the related-party debt. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. There can be no assurance that we will be able to obtain financing if and when it is needed on terms we deem acceptable. If we are unable to obtain financing on reasonable terms, or, if our related-party lenders do not continue to cooperate with us, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by persons unaffiliated with the related parties.

Describe the material terms of any indebtedness of the issuer:

Creditor(s): Metco
Amount Outstanding: $45,000
Interest Rate: 5.0%
Maturity Date: June 24, 2023
Other Material Terms: Can be paid off at any time

Creditor(s): Fifth third
Amount Outstanding: $15,000
Interest Rate: 10.2%
Maturity Date: June 24, 2023
Other Material Terms: Revolving credit line

Creditor(s): Kwane Watson
Amount Outstanding: $12,262
Interest Rate: 0.0%

Maturity Date: n/a

Other Material Terms: Loan does not have a maturity date.

Creditor(s): John Scott Benton
Amount Outstanding: $2,000
Interest Rate: 0.0%

Maturity Date: n/a

Other Material Terms: Loan does not have a maturity date.

What other exempt offerings has Kare Mobile Incorporated conducted within the past three years?

None.

Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12 month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. **any director or officer of the issuer;**
2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
4. **any immediate family member of any of the foregoing persons.**

Yes.

If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Amount of Interest	Nature of Interest in Transaction
Kwane Watson	CEO	$12,262	Non-interest-bearing loan, no maturity date
John Scott Benton	CSO	$2,000	Non-interest-bearing loan, no maturity date

Financial Information

Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

Taxes

	Total Income	Taxable Income	Taxes Paid
2018	$0	($145,804)	$0
2017	$0	($59,064)	$0

See attachments:

Income Statement: income2018.pdf

Balance Sheet: balancesheet2018.pdf

Change in Equity Statement: changeinequity2018.pdf

Principal Executive Certification: executivecertification2018.pdf

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:
1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
    1. **in connection with the purchase or sale of any security?**
    2. **involving the making of any false filing with the Commission?**
    3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**
2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section**

4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

1. in connection with the purchase or sale of any security?;
2. involving the making of any false filing with the Commission?
3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

   1. at the time of the filing of this offering statement bars the person from:
      1. association with an entity regulated by such commission, authority, agency or officer?
      2. engaging in the business of securities, insurance or banking?
      3. engaging in savings association or credit union activities?

   2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

   1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
   2. places limitations on the activities, functions or operations of such person?
   3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

   If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

   1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
   2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the

United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Kare Mobile Incorporated answers 'NO' to all of the above questions.